SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒           Form 40-F ☐

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐           No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                  )

Table of contents

-	Press Release dated October 4, 2016
-	Press Release dated October 28, 2016
-	Press Release dated October 28, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: October 31, 2016

Eni and its partners in Area 4, offshore Mozambique, sign with BP a binding agreement for the sale of LNG produced in Coral South

San Donato Milanese (Milan), 4 October 2016 - Eni, through Eni East Africa S.p.A., and its partners in the Area 4 Block in Mozambique, Galp, Kogas and ENH, signed today a binding LNG sale agreement with BP Poseidon Ltd., a company entirely controlled by BP Plc, for the sale of the Liquefied Natural Gas (LNG) produced by the Coral South Floating LNG facility, to be installed offshore Mozambique.

The contract covers the sale, for a period of over 20 years, of all the volumes of LNG that will be produced from the Coral South Floating LNG facility, which will have a capacity above 3.3 million tons per annum of LNG. The agreement has been already approved by the Government of Mozambique and is conditional on the Final Investment Decision (FID) of the whole project which is expected within 2016.

Through this agreement the Area 4 partners have achieved another fundamental milestone for the execution of the Coral South development project, following the approval in February 2016 of the Plan of Development by the Government of Mozambique.

Eni is the operator of Area 4 with a 50% indirect interest, owned through Eni East Africa (EEA), which holds a 70% stake of Area 4. The other Concessionaires are Galp Energia, KOGAS and Empresa Nacional de Hidrocarbonetos (ENH) with a 10% stake each. CNPC owns a 20% indirect interest in Area 4 through Eni East Africa.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

San Donato Milanese October 28, 2016	Registered Head Office Piazzale Enrico Mattei, 1 00144 Rome Tel.: +39 06598.21 www.eni.com

Eni: third quarter and

nine months of 2016 results

Yesterday, Eni’s Board of Directors approved group results for the third quarter and the nine months of 2016 (unaudited).

Highlights and outlook

•	Resumed full production at the Val d’Agri and Goliat oilfields
•	Restarted the Kashagan field ahead of schedule with a current production of approximately 100 kboe/d. Ramp-up expected in the next months
•	Achieved the production start-up at all of the 6 large projects budgeted for 2016. New field start-ups and continuing production ramp-ups are expected to add approximately 280 kboe/d to the production level for FY2016
•	Hydrocarbon production at 1.71 million boe/d, up by 0.4% in the quarter (up by 0.5% in the nine months); excluding the Val d’Agri shutdown, portfolio transactions and price effects in PSAs, production rose by 2.2% (up by 1.6% in the nine months)
•	Eni reaffirms the guidance of a production level essentially in line y-o-y, despite the impact of Val d’Agri shutdown
•	Confirmed cost efficiency targets in the upstream segment with unit operating costs of 6.6 $/boe and unit DD&A1 of 10.4 $/boe in the nine months
•	Signed the long-term supply agreement relating to 3.3 mmtonnes/y of LNG which will be produced by the Coral South development in Mozambique
•	Exploration: successfully drilled the well 5 in the Southern section of the Zohr licence, confirming 30 TCF of gas in place. Thanks to this result and the Great Nooros Area development in Egypt, new resource additions for FY2016 increased to 1 billion boe, more than doubling the original target
•	Capex optimization: for FY2016 Eni reaffirms a reduction in spending of approximately 20% vs 2015 at constant exchange rates
•	Organic cash coverage of capex confirmed at a Brent scenario of approximately 50 $/bl in 2016
•	Agreements in Egypt and Algeria for the development of renewable energy projects

Results from continuing operations2

•	Adjusted operating profit in the nine months: €1.03 billion, down by €2.82 billion or 73% y-o-y, attributable to a low price environment (€3.3 billion) and the Val d’Agri shutdown. Lower costs and efficiency measures taken to withstand the negative scenario improved the performance by €1 billion
•	Adjusted operating profit in the quarter: €0.26 billion, down by €0.5 billion or 66% y-o-y, attributable to a low price environment (€0.6 billion) and the Val d’Agri shutdown. Lower costs and efficiency measures taken to withstand the negative scenario improved the performance by €0.1 billion
•	Adjusted net result: loss of €0.80 billion in the nine months; loss of €0.48 billion in the quarter
•	Net result: loss of €1.39 billion in the nine months; loss of €0.56 billion in the quarter
•	Cash flow[3] €4.43 billion in the nine months (down by 38%); €1.33 billion in the quarter (down by 19%)
•	All operating segments in the mid-downstream generated positive FCF[4] in the nine-months 2016 despite an unfavorable trading environment
•	Net borrowings: €16 billion at period-end; leverage at 0.32

Claudio Descalzi, Eni’s Chief Executive Officer, commented:

“This quarter has been characterized by the achievement of three fundamental goals towards strengthening our upstream portfolio: we have stabilized the production plateau at the Goliat oilfield, restarted operations from Kashagan and ramped up the Nooros field, the latter being testament to the success of our exploration strategy that supports a reduction in time-to-market. These achievements, in addition to the resumption of operations at the Val d’Agri profit center, will help to increase our cash generation from the fourth quarter onwards, as we successfully continue our cost reduction programme in lifting and development activities. Furthermore, we have stepped up our efforts to achieve a record time-to-market at the Zohr project, while in Mozambique the signing of the Coral gas sale contract represents a key milestone towards commencing the project construction activities. In the mid-downstream businesses, all of which were free cash flow positive despite of an unfavourable trading environment, we are continuing to progress our optimization plans, also starting the execution of our new plan of producing energy from renewable sources. Today we confirm the Group's strategy and objectives, including the previously outlined disposal plan”.

1 Depreciation, depletion and amortization.

2 In this press release, adjusted results from continuing operations of the comparative periods 2015 are reported on a standalone basis, thus excluding the results of Saipem in order to provide a homogeneous comparison. An equivalent performance measure has been provided for net cash provided by operating activities. Adjusted results and standalone results are Non-GAAP measures; for further information see page 21.

3 Net cash provided by operating activities.

4 Free cash flow: net cash provided by operating activities, net of capex, plus proceeds from disposals.

Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16 vs. III			Nine months
2015	2016	2016	Q.15	SUMMARY GROUP RESULTS (a)	(€ million)	2015	2016	% Ch.
766	188	258	(66.3)	Adjusted operating profit (loss) (b)		3,852	1,029	(73.3)
(127)	(317)	(484)	-	Adjusted net profit (loss) (b)		1,104	(799)	-
1,794	1,730	1,325	(26.1)	Net cash provided by operating activities (b)		8,191	4,425	(46.0)
(783)	(446)	(562)	28.2	Net profit (loss) from continuing operations		502	(1,391)	-
(0.21)	(0.12)	(0.16)		- per share (€) (c)		0.14	(0.39)
(0.47)	(0.27)	(0.36)		- per ADR ($) (c) (d)		0.31	(0.87)
(790)	(446)	(562)	28.9	Group net profit (loss)		(55)	(1,804)	-
(0.22)	(0.12)	(0.16)		- per share (€) (c)		(0.02)	(0.50)
(0.49)	(0.27)	(0.36)		- per ADR ($) (c) (d)		(0.04)	(1.12)

(a) Attributable to Eni's shareholders.

(b) From continuing operations. The comparative reporting period are calculated on a standalone basis. They reinstate the elimination of gains and losses on intercompany transactions with the E&C sector classified as discontinued operations under the IFRS 5, until Eni lost control following the closing of the divestment transaction in January 2016.

(c) Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.

(d) One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted results

In the third quarter of 2016, Eni reported an adjusted operating profit of €0.26 billion, down by €0.51 billion or 66% y-o-y. This decline reflected a weaker performance in the E&P segment (down by €0.28 billion or 30%) driven by the continuing downturn in commodity prices (the Brent benchmark was down by 9%; gas realizations down by 29%) and the production shutdown at the Val d’Agri profit centre, which was restarted by mid-August. These negative pressures were mitigated by production growth in other areas, efficiency gains and a reduced cost base.

The Refining & Marketing and Chemicals segment reported declining profitability (down by €0.16 billion or 48%) due to a less favourable refining and commodity environment y-o-y and competitive pressures, whose effects were partly counteracted by cost efficiencies and optimization gains. By contrast, the G&P segment cut operating losses by 20% compared to the third quarter of 2015, which was impacted by the make-up of gas volumes paid in advance to gas supplies.

In the quarter, the operating profit was affected by lower commodity prices and margins (down by €0.6 billion) and the Val d’Agri shutdown. These negatives were partly offset by production growth in other areas, cost efficiencies and a reduced cost base, mainly in the E&P segment, for €0.1 billion.

In the third quarter of 2016, the Group reported an adjusted net loss from continuing operations of €0.48 billion, compared to the adjusted net loss of €0.13 billion reported in the third quarter of 2015. This decline reflected a lower operating performance disclosed above, lower results from cost and equity-accounted investments (down by approximately €0.1 billion) and a lower than proportional reduction in the tax burden, driven by the Company’s reduced ability to recognize deferred tax assets on the basis of a muted outlook for future taxable earnings.

In the nine months of 2016, adjusted operating profit of €1.03 billion reflected a €2.8 billion reduction y-o-y (down by 73%) due to the same headwinds described in the quarterly disclosure. Overall, the low oil price environment reduced the operating performance by €3.3 billion, while the Val d’Agri shutdown and negative non-recurring items in G&P weighted for €0.5 billion. By contrast, production growth in other areas, efficiency gains and a reduced cost base, mainly in the E&P segment, improved the performance by €1 billion. Adjusted net loss for the nine months of 2016 of €0.80 billion was down by €1.90 billion y-o-y.

Net borrowings and cash flow

As of September 30, 2016, net borrowings5 were €16.01 billion, €0.86 billion lower than December 31, 2015. The improvement was due to cash flow from operating activities (€4.43 billion), the closing of the Saipem transaction with net proceeds of €5.2 billion and other asset divestments for €0.6 billion, which comprised the available-for-sale shareholding in Snam due to the exercise of the conversion right from bondholders and marketing activities of fuels in Eastern Europe. These positive flows funded nine months’ capital expenditure (€6.93 billion), the payment of the final dividend 2015 and the 2016 interim dividend to Eni’s shareholders (for a total amount of €2.85 billion) and other outflows relating to investment activities (down €0.2 billion).

5 Details on net borrowings are furnished on page 29.

Compared to June 30, 2016, net borrowings increased by €2.19 billion. Cash flow from operating activities in the third quarter was €1.33 billion and funded part of the interim dividend 2016 (€1.41 billion) and capital expenditure of the period (€2.05 billion).

As of September 30, 2016, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage6 – increased to 0.32, compared to 0.29 as of December 31, 2015. This change was due to an approximately €7.3 billion reduction in total equity, driven by the negative result of the period, the derecognition of the Saipem non-controlling interest and dividend distributions to Eni shareholders (€2.88 billion), whose effects were only partially offset by lower net borrowings.

Business developments

E&P initiatives:

•	October 2016: signed a binding agreement between the partners of the Area 4 in Mozambique (Eni East Africa, joint operation between Eni and CNPC, Galp, Kogas and ENH) and BP for the sale, over a 20-year period, of approximately 3.3 million tons of LNG per annum (corresponding to about 5 bcm), which will be produced at the Coral South Floating facility. The agreement, approved by the Government of Mozambique, is a fundamental step towards achieving the Final Investment Decision (FID) of the project. The achievement of the FID binds the sale contract. Back in February 2016, the Mozambique authorities approved the first development phase of Coral, targeting production of 5 trillion cubic feet (TCF) of gas.
•	October 2016: restarted production at the Kashagan giant field following the completion of the operations to replace certain auxiliary pipelines. The original damage, which occurred at the end of 2013, forced the Consortium to shut down the oilfield. The Consortium is targeting an initial plateau of 180 kbbl/d and from there to ramp up to 370 kbbl/d by the end of 2017.
•	September 2016: as part of Eni’s “near-field” exploration strategy, activities resumed onshore Tunisia with the aim to fast track the development of new resources. This strategy has already experienced success with the Laarich East-1 discovery, with capacity of approximately 2 kbbl/d, which has been put into production by linking the discovery well to the MLD oil treatment center. Exploration activities in Tunisia are expected to continue with the drilling of additional prospects, which have already been identified on 3D Seismic.
•	September 2016: obtained a new exploration license related to four blocks off Montenegro, covering an area of 1,228 square kilometers. The licence will be operated by Eni, which will retain a 50% interest, in joint venture with Novatek.
•	September 2016: reached a production plateau of 700 mmcf/d (corresponding to 128 kboe/d, 67 kboe/d net to Eni) from the Nooros field. This record-setting production level was reached in just 13 months after the discovery and ahead of schedule, thanks to the success of the latest exploration wells drilled in the Nooros area and the drilling of new development wells. The production is currently guaranteed by 7 wells; furthermore, with the drilling of additional development wells, the field is expected to reach a maximum production capacity of about 160 kboe/d in the first quarter of 2017. Nooros is an important achievement by Eni’s “near-field” exploration strategy, aimed at unlocking the presence of additional exploration potential located in proximity to existing infrastructures. In addition, thanks to the mature operating environment and the conventional nature of the project, production costs are among the lowest in Eni’s portfolio.
•	September 2016: the potential at the Baltim South West field, in the conventional water of Egypt, was upped to 1 TCF of gas in place. The upgrade followed the results of an appraisal well that was drilled immediately after the successful drilling of the discovery well, Baltim South West 1X. The field is located near the Nooros field and has increased the relevant gas potential of the so-called “Great Nooros Area” to 3 TCF of gas in place, of which about 2 TCF are in the Nooros field, while the remaining are in the new independent discovery of Baltim South West.

6 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 21 and subsequent.

•	September 2016: successfully drilled the Zohr 5x appraisal well, located in 1,538 meters of water depth and 12 kilometers south west from the discovery well. The appraisal well confirmed the overall potential of the Zohr Field, estimated to retain 30 TCF of gas in place and produced more than 50 mmcf/d during a test, which was constrained by limits of the surface infrastructures. The exploration campaign will continue in 2016 with the drilling of a sixth well that will accelerate the production start-up.

•	In the nine months of 2016, Eni increased its exploration rights portfolio by about 7,400 square kilometers net, mainly in Ghana, Ireland, Norway, the United Kingdom and Montenegro.

Renewable energies and climate change

As part of Eni’s “near-field” exploration strategy aiming to evolve the Company’s business model towards a low-carbon future, in September 2016 Eni reached an agreement in Algeria for the construction of a 10 MW photovoltaic plant in the Bir Rebaa North (BRN) field, co-operated by Eni and Sonatrach. A similar agreement was signed with the Egyptian Authorities for the construction of a 50 MW photovoltaic plant in the Sinai area. This initiative will be implemented by Petrobel, a joint venture between Eni and the state-owned company Egyptian General Petroleum Corporation (EGPC). These initiatives are the outcome of the integration between traditional business and energy from renewable sources. Power generation projects with zero emissions near Eni’s plants and areas of operation are expected to fulfil, benefitting from logistic, contractual and commercial synergies with the company's traditional activities.

Outlook

Management’s forecasts for the Group’s 2016 production and sale metrics are disclosed below:

- Hydrocarbon production: management expects full-year production to be essentially in line with 2015 due to planned ramp-ups and start-ups of new fields in Egypt, Norway, Angola, Venezuela, Congo and the United States. These increases will absorb the four-month production shutdown in the Val d’Agri profit center, lower productions attributable to geopolitical factors and mature fields decline;

- Natural gas sales: against a backdrop of continuing oversupply and strong competition, management expects gas sales to be in line with the reduction of the contractual minimum take of supply contracts. Management plans to retain its market share in the large customers and retail segments, also increasing the value of the existing customer base by developing innovative commercial initiatives, by integrating services to the supply of the commodity and by optimizing operations and commercial activities;

- Refinery intake on own account: excluding the effect of the disposal of Eni’s refining capacity in CRC refinery in the Czech Republic finalized in April 2015, refinery intakes are expected to decrease y-o-y. This reflects the higher impact of scheduled standstills at Livorno and Milazzo plants, as well as the lower availability of feedstock from the Val d’Agri oilfield, which particularly affected the volumes processed at Taranto refinery;

- Refined products sales in Italy and in the rest of Europe: in the context of a slight recovery in demand and strong competitive pressure, management expects to consolidate volumes and market share in the Italian retail market. This will be achieved by leveraging on competitive differentiation of the offer, the innovation of products and services as well as efficiency in logistics activities. In the rest of Europe, sales are expected to remain stable, excluding the effects of asset disposals in Eastern Europe;

- Chemical products scenario: management expects a moderately positive trading environment, with polyethylene margins on average higher than in 2015, despite a declining trend started in June 2016 due to raising competitive pressure. Cracker margins are expected to remain stable, in spite of a weaker trend reported in the second half of the year; styrenics margins are foreseen to decrease. The elastomer business is expected to remain weak, even if improving from 2015. Sales volumes are expected to remain substantially unchanged.

In 2016 management expects to carry out a number of initiatives intended to reduce capital spending in order to cope with the slump in crude oil prices. Those initiatives include re-phasing and rescheduling capital projects, selection of exploration plays and contract renegotiation for the supply of capital goods. Management forecasts an approximately 20% reduction in spending for the FY, on a constant exchange rate basis (excluding the Zohr project, the reduction would be 30%). In case the planned disposals are finalized subsequently to year-end, the Group’s leverage is projected to exceed by a small amount the 0.30 threshold.

This press release has been prepared on a voluntary basis in line with Eni’s policy to provide the market and investors with regular information about the Company’s financial and operating performances and business prospects considering the disclosure policy followed by oil&gas peers who report results on quarterly basis.

Results and cash flow are presented for the third and the second quarter of 2016 and the nine months of 2016, for the third quarter and the nine months of 2015. Information on the Company’s financial position relates to end of the periods as of September 30, 2015, June 30, 2016, and December 31, 2015. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the Interim Consolidated Financial Report as of June 30, 2016, which investors are urged to read.

Continuing and discontinued operations in Eni’s financial statements 2016

Eni’s Chemical business, managed by the wholly-owned subsidiary Versalis, has been reclassified as continuing operations, with retroactive effects as of January 1, 2016. In accordance with IFRS 5, Versalis has ceased to be classified as discontinued operations due to termination of the negotiations with US-based SK hedge fund, who had shown an interest in acquiring a majority stake in Versalis. Eni’s Annual Report 2015 was prepared accounting this business as discontinued operations. Consequently, Eni’s management reinstated the criteria of the continuing use to evaluate Versalis by aligning its book value to the recoverable amount, given by the higher of fair value less cost to sell and value-in-use. Conversely, under IFRS 5 Versalis was measured at the lower of its carrying amount and fair value less cost to sell. This amendment in Versalis evaluation marginally affected the opening balance of Eni’s consolidated net assets (an increase of €294 million) and was neutral on the Group’s net financial position. For more information about the criteria of the continuing use to evaluate Versalis in Eni consolidated accounts 2016, see Eni Interim Consolidated Report as of June, 20 2016 (the section Basis of preparation in Notes to the Consolidated Interim Financial Statements).

The results of Versalis have been aggregated with those of R&M, in the reportable segment “R&M and Chemicals” because the two segments exhibit similar economic characteristics.

In relation to the Engineering & Construction segment classified as asset held for sale in the 2015 consolidated financial statements, on January 22, 2016 Eni closed the sale of a 12.503% stake in the entity to CDP Equity SpA, for a consideration of €463 million. Concurrently, a shareholder agreement between Eni and CDP Equity SpA entered into force, which established the joint control of the two parties over the target entity. Those transactions triggered loss of control of Eni over Saipem. Therefore, effective January 1, 2016, Eni has derecognized the assets and liabilities, revenues and expenses of the former subsidiary from the consolidated accounts. The retained interest of 30.55% in the former subsidiary has been recognized as an investment in an equity-accounted joint venture with an initial carrying amount aligned to the share price at the closing date of the transaction (€4.2 per share, equal to €564 million) recognizing a loss through profit of €441 million. This loss has been recognized in the Group consolidated accounts for the first half 2016 as part of gains and losses of the discontinued operations. Considering the share capital increase of Saipem, which was subscribed pro-quota by Eni at the same time as the aforementioned transactions (for an overall amount of €1,050 million), the initial carrying amount of the interest retained amounts to €1,614 million, which becomes the cost on initial recognition of the investment in Saipem for the subsequent application of equity accounting. By the end of February 2016, Saipem reimbursed intercompany loans owed to Eni (€5,818 million as of December 31, 2015) by using the proceeds from the share capital increase and new credit facilities from third-party financing institutions.

Successful effort method (SEM)

Effective January 1, 2016, management modified on voluntary basis, the criterion to recognize exploration expenses adopting the accounting of the successful-effort-method (SEM). The successful-effort method is largely adopted by oil&gas companies, to which Eni is increasingly comparable given the recent re-focalization of the Group activities on its core upstream business.

Under the SEM, geological and geophysical exploration costs are recognized as an expense as incurred. Costs directly associated with an exploration well are initially capitalized as an unproved tangible asset until the drilling of the well is complete and the results have been evaluated. If potentially commercial quantities of hydrocarbons are not found, the exploration well costs are written off. If hydrocarbons are found and, subject to further appraisal activity, are likely to be capable of commercial development, the costs continue to be carried as an unproved asset. If it is determined that development will not occur then the costs are expensed. Costs directly associated with appraisal activity undertaken to determine the size, characteristics and commercial potential of a reservoir following the initial discovery of hydrocarbons are initially capitalized as an unproved tangible asset. When proved reserves of oil and natural gas are determined and development is approved by management, the relevant expenditure is transferred to proved property.

In accordance to IAS 8 “Accounting policies, Changes in accounting estimates and Errors”, the SEM application is a voluntary change in accounting policy explained by the alignment with an accounting standard largely adopted by oil&gas companies and as such it has been applied retrospectively.

The retrospective application of the SEM has required adjustment of the opening balance of the retained earnings and other comparative amounts as of January 1, 2014. Specifically, the opening balance of the carrying amount of property, plant and equipment was increased by €3,524 million, intangible assets by €860 million and the retained earnings by €3,001 million. Other adjustments related to deferred tax liabilities and other minor line items.

The table below sets forth the amounts of the comparative periods 2015 which have been restated following the adoption of the SEM and the accounting of Versalis as part of the continuing operations.

	REPORTED			RESTATED
(€ million)	III quarter 2015	Nine months 2015	Full year 2015	III quarter 2015	Nine months 2015	Full year 2015

Operating profit (loss) - continuing operations	(421)	2,227	(2,781)	248	3,623	(3,076)
Operating profit (loss) E&P	701	3,470	(144)	863	3,737	(959)
Adjusted operating profit (loss) - continuing operations on a standalone basis	432	3,246	4,104	766	3,852	4,486
Adjusted operating profit (loss) - E&P	757	3,245	4,108	919	3,584	4,182
Net profit (loss) attributable to Eni's shareholders - continuing operations	(1,425)	(902)	(7,680)	(783)	502	(7,952)
Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations on a standalone basis	(429)	536	334	(127)	1,104	803
Total assets			134,792			139,001
Eni's shareholders equity			51,753			55,493
Cash flow from operations from continuing operations on a standalone basis	1,371	7,169	11,181	1,877	8,431	12,875
Net cash flow	(34)	(1,182)	(1,414)	(34)	(1,182)	(1,405)

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, gearing, future operating performance, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the third quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the third quarter and the nine months of 2016 (unaudited) is also available on Eni’s website eni.com.

Quarterly consolidated report

Summary results7 for the third quarter and nine months of 2016

(€ million)

Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016

16,014	13,416	13,118	Net sales from operations - continuing operations	57,331	39,878
248	220	192	Operating profit (loss) - continuing operations	3,623	517
486	(180)	(87)	Exclusion of inventory holding (gains) losses	545	62
209	148	153	Exclusion of special items (a)	393	450
943	188	258	Adjusted operating profit (loss) - continuing operations	4,561	1,029
			Breakdown by segment:
919	355	644	Exploration & Production	3,584	1,094
(469)	(229)	(374)	Gas & Power	(144)	(318)
335	156	175	Refining & Marketing and Chemicals	561	508
(56)	(126)	(118)	Corporate and other activities	(268)	(334)
214	32	(69)	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	828	79
943	188	258	Adjusted operating profit (loss) - continuing operations	4,561	1,029
(177)			Reinstatement of intercompany transactions vs. discontinued operations	(709)
766	188	258	Adjusted operating profit (loss) - continuing operations on standalone basis	3,852	1,029

(783)	(446)	(562)	Net profit (loss) attributable to Eni's shareholders - continuing operations	502	(1,391)
332	(123)	(59)	Exclusion of inventory holding (gains) losses	373	42
397	252	137	Exclusion of special items (a)	526	550
(54)	(317)	(484)	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	1,401	(799)
(73)			Reinstatement of intercompany transactions vs. discontinued operations	(297)
(127)	(317)	(484)	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis	1,104	(799)
(790)	(446)	(562)	Net profit (loss) attributable to Eni's shareholders	(55)	(1,804)
(783)	(446)	(562)	Net profit (loss) attributable to Eni's shareholders - continuing operations	502	(1,391)
(7)			Net profit (loss) attributable to Eni's shareholders - discontinued operations	(557)	(413)
1,877	1,730	1,325	Net cash provided by operating activities - continuing operations	8,431	4,425
(234)			Net cash provided by operating activities - discontinued operations	(1,245)
1,643	1,730	1,325	Net cash provided by operating activities	7,186	4,425
1,794	1,730	1,325	Net cash provided by operating activities on standalone basis	8,191	4,425
2,210	2,424	2,051	Capital expenditure - continuing operations	8,044	6,930

(a) For further information see "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Trading environment indicators

Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16 vs. III		Nine months
2015	2016	2016	Q.15		2015	2016	% Ch.
50.26	45.57	45.85	(8.8)	Average price of Brent dated crude oil (a)	55.39	41.77	(24.6)
1.112	1.129	1.116	0.4	Average EUR/USD exchange rate (b)	1.114	1.116	0.2
45.20	40.36	41.08	(9.1)	Average price in euro of Brent dated crude oil	49.72	37.43	(24.7)
10.0	4.6	3.3	(66.9)	Standard Eni Refining Margin (SERM) (c)	8.9	4.0	(54.7)
6.43	4.49	4.07	(36.7)	Price of NBP gas (d)	6.84	4.30	(37.1)
(0.03)	(0.26)	(0.30)	-	Euribor - three-month euro rate (%)	0.00	(0.25)	-
0.31	0.64	0.79	-	Libor - three-month dollar rate (%)	0.28	0.69	-

(a) In USD dollars per barrel. Source: Platt’s Oilgram.

(b) Source: ECB.

(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against standard raw material slate and yields.

(d) In USD per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

7 As provided by IFRS, in case of “discontinued operations” gains and losses pertaining to activities in disposal phase and consequently to “continuing operations” are those deriving from transaction with third parties. Because of this, the above mentioned representations of Saipem (insofar as 2015 comparative periods are concerned) and continuing operations do not fully illustrate their results as standalone entities, mainly when relevant intercompany transactions occur, with regard to both the reporting period disclosed in this press release as well as in future reporting periods. See segment information at page 22 and subsequent for further information on Saipem (insofar as 2015 comparative periods are concerned) and continuing operations results with details about intercompany transaction.

Financial review

Adjusted results

In the third quarter of 2016 adjusted operating profit was €258 million, down by €508 million compared to the third quarter of 2015 (down by 66.3%). This trend was attributable to lower commodity prices and margins (down by €0.6 billion) and the Val d’Agri shutdown (until August 2016), partly offset by production growth in other areas, efficiency gains and a reduced cost base for €0.1 billion, mainly in the E&P segment.

Adjusted net loss pertaining to Eni’s shareholders was €484 million, down by €357 million y-o-y due to a weaker operating performance, lower results from E&P equity-accounted entities and the Company’s reduced ability to recognize deferred tax assets on the basis of a muted outlook for future taxable earnings.

Special charges of the operating profit amounted to €153 million in the quarter (€450 million in the nine months) and mainly related to: (i) environmental provisions (€64 million in the quarter and €165 million in the nine months); (ii) the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (gains of €33 million and €148 million in the third quarter and the nine months 2016, respectively); (iii) exchange rate differences and derivatives reclassified to adjusted operating profit (charges of €38 million and €56 million in the two reporting periods); (iv) risk provisions (€107 million in the quarter and €108 million in the nine months); (v) impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods in the R&M & Chemicals segment (€33 million; €181 million in the nine months including impairment losses on gas properties in the upstream segment driven by the impact of a lower price environment in Europe).

Non-operating special items of the quarter comprised:

•	the impairment of the equity-accounted investment in Saipem which was driven by the outcome of the impairment test review that was performed by the investee at its own cash generating units on the basis of the new strategic plan announced on October 25, 2016. The investee recognized those impairment losses and other extraordinary charges (€108 million being Eni’s share) in its quarterly report as of September 30, 2016;
•	income taxes, including the tax effects of special gains/charges in operating profit as well as the reversal of the write-downs taken at certain deferred tax provision (€101 million) and also the gain relating to the reversal of a deferred tax provision as a result of certain tax law changes in the United Kingdom (€23 million).

In the nine months, non-operating special items include those reported in the quarter plus the write-off of certain deferred tax assets (€48 million) due to projections of lower future taxable earnings at Italian subsidiaries.

In the nine months of 2016, adjusted operating profit was €1,029 million, decreasing by €2,823 million, or 73.3%, from the nine months of 2015, due to a low commodity price environment with a negative effect of €3.3 billion while the Val d’Agri shutdown and negative non-recurring items in G&P weighted for €0.5 billion. These negatives were partly offset by production growth in other areas, efficiency gains and a reduced cost base for €1 billion, mainly in the E&P segment.

Reported results

In the third quarter of 2016, Eni reported a net loss from continuing operations of €562 million. A prolonged downturn in commodity prices and margins negatively affected the Group’s profitability and cash flow. These headwinds were partly offset by self-help measures, a reduced cost base and production growth, net of the Val d’Agri production shutdown.

The impact of the low commodity scenario and of a muted profitability outlook altered the Group fiscal position leading to the recording of income taxes in spite of pre-tax losses. This was mainly due to the concentration of taxable profits in the PSA contracts, which, although more resilient in a low-price environment, nonetheless bear higher-than-average rates of tax and to a reduced capacity to recognize deferred tax assets on losses incurred in the period.

Losses were also incurred in connection with equity and cost-accounted investments, among which a loss following the write-down of the equity-accounted investment in Saipem (€119 million in the quarter, €91 million in the nine months). The investee loss was driven by the recognition of asset impairment charges and other extraordinary expenses accounted for in Saipem’s quarterly report as of September 30, 2016, announced on October 25, 2016. Net of these extraordinary items, the evaluation of Saipem’s interest resulted in a negative €11 million in the quarter (a positive effect of €17 million in the nine months). The allocation of Saipem’s value at initial recognition to the investee underlying cash generating units is still ongoing and is expected to be completed within the date of the approval of 2016 financial statements in line with the guidance of IAS 28. Therefore, Eni could incur further losses on its investment in Saipem upon completion of the price allocation. It is worth mentioning that the initial carrying amount of Saipem investment in Eni’s books was aligned to the share price at the closing date of the transaction (January 22, 2016) when Eni lost control over Saipem. The trigger events were the sale of a 12.503% stake in the entity to CDP Equity SpA and the concurrent efficacy of a shareholder agreement between Eni and CDP Equity SpA, which established joint control of the two parties over the target entity.

In the third quarter of 2016, net loss decreased by €221 million from the third quarter of 2015 (when a loss of €783 million was recorded), due to the recognition of lower extraordinary charges mainly in the G&P segment.

The operating performance (€192 million) decreased by €56 million reflecting lower revenues of the E&P segment due to lower equity production realizations (the Brent benchmark was down by 9%), the Val d’Agri production shutdown as well as lower refining and petrochemical products margins, partially offset by lower operating loss in the G&P segment due to lower extraordinary charges.

In the nine months of 2016, net loss from continuing operations amounted to €1,391 million, worsening by €1,893 million from the nine months of 2015, due to the same drivers described in the disclosure of the quarter.

Group net loss pertaining to Eni’s shareholders amounted to €1,804 million, which included a loss in the discontinued operations of €413 million attributable to Eni's shareholders taken to align the book value of Eni’s residual interest in Saipem to its fair value (share price at the closing date of the transaction) at the date of loss of control (January 22, 2016) with a charge of €441 million.

Summarized Group Balance Sheet8

(€ million)
	Dec. 31, 2015	June 30, 2016	Sept. 30, 2016	Change vs. Dec. 31, 2015	Change vs. June 30, 2016

Fixed assets
Property, plant and equipment	68,005	67,826	67,882	(123)	56
Inventories - Compulsory stock	909	1,037	1,044	135	7
Intangible assets	3,034	2,882	2,835	(199)	(47)
Equity-accounted investments and other investments	3,513	4,727	4,442	929	(285)
Receivables and securities held for operating purposes	2,273	2,339	2,352	79	13
Net payables related to capital expenditure	(1,284)	(1,555)	(1,466)	(182)	89
	76,450	77,256	77,089	639	(167)
Net working capital
Inventories	4,579	4,413	4,558	(21)	145
Trade receivables	12,616	10,865	10,418	(2,198)	(447)
Trade payables	(9,605)	(9,770)	(9,226)	379	544
Tax payables and provisions for net deferred tax liabilities	(4,137)	(4,048)	(3,419)	718	629
Provisions	(15,375)	(13,952)	(14,127)	1,248	(175)
Other current assets and liabilities	1,827	2,308	1,866	39	(442)
	(10,095)	(10,184)	(9,930)	165	254
Provisions for employee post-retirement benefits	(1,123)	(1,030)	(1,018)	105	12
Discontinued operations and assets held for sale including related liabilities	9,048	75	11	(9,037)	(64)
CAPITAL EMPLOYED, NET	74,280	66,117	66,152	(8,128)	35

Eni shareholders’ equity	55,493	52,257	50,096	(5,397)	(2,161)
Non-controlling interest	1,916	46	48	(1,868)	2
Shareholders’ equity	57,409	52,303	50,144	(7,265)	(2,159)
Net borrowings	16,871	13,814	16,008	(863)	2,194
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	74,280	66,117	66,152	(8,128)	35
Leverage	0.29	0.26	0.32	0.03	0.06

The Summarized Group Balance Sheet was affected by the movement in the EUR/USD exchange rate, which determined a decrease in net capital employed of €1,093 million and a corresponding decrease in total equity. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 2.5% appreciation of the euro against the US dollar (1 EUR= 1.116 USD at September 30, 2016 compared to 1.089 at December 31, 2015).

Fixed assets (€77,089 million) increased by €639 million from December 31, 2015. The item “Property, plant and equipment” slightly decreased mainly due to the appreciation of the euro and DD&A and write-offs (€5,913 million), partly offset by capital expenditure for the period (€6,930 million). Finally the line item “Equity-accounted investments and other investments” increased by €929 million due to the recognition as an equity-accounted investment of the stake of 30.55% retained in Saipem following loss of control over the former subsidiary and the pro-quota amount cashed out to subscribe Saipem share capital increase for an overall amount of €1,614 million.

Net working capital was in negative territory at minus €9,930 million, barely unchanged. Reduced trade receivables, mainly in the G&P segment, were offset by utilizations of risk provisions.

Discontinued operations, assets held for sale including related liabilities (€11 million) decreased by €9,037 million due to the closing of the Saipem transaction and the divestment of fuel distribution activities disposal in Eastern Europe.

Shareholders’ equity including non-controlling interest was €50,144 million, down by €7,265 million from December 31, 2015. This was due to net loss in comprehensive income (€2,483 million) given by net loss of €1,798 million and negative foreign currency translation differences (€1,093 million). Also affecting the total equity was the de-recognition of Saipem non-controlling interest (€1,872 million) and dividend distribution and other changes of €2,910 million (2015 balance and 2016 interim dividends paid to Eni’s shareholders amounting to €2,880 million and dividends to non-controlling interests). These effects were partially offset by a positive change in the cash flow hedge reserve (€492 million).

8 The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria, which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized Group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized Group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

Summarized Group Cash Flow Statement[9]

(€ million)

Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016	Change

(743)	(444)	(561)	Net profit (loss) - continuing operations	756	(1,385)	(2,141)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,485	1,960	2,181	- depreciation, depletion and amortization and other non monetary items	7,403	6,033	(1,370)
(99)	(9)	(10)	- net gains on disposal of assets	(441)	(37)	404
851	643	397	- dividends, interest, taxes and other changes	2,646	1,480	(1,166)
367	546	(115)	Changes in working capital related to operations	1,640	657	(983)
(984)	(966)	(567)	Dividends received, taxes paid, interest (paid) received	(3,573)	(2,323)	1,250
1,877	1,730	1,325	Net cash provided by operating activities - continuing operations	8,431	4,425	(4,006)
(234)			Net cash provided by operating activities - discontinued operations	(1,245)		1,245
1,643	1,730	1,325	Net cash provided by operating activities	7,186	4,425	(2,761)
(2,210)	(2,424)	(2,051)	Capital expenditure - continuing operations	(8,044)	(6,930)	1,114
(139)			Capital expenditure - discontinued operations	(407)		407
(2,349)	(2,424)	(2,051)	Capital expenditure	(8,451)	(6,930)	1,521
(63)	(28)	(6)	Investments and purchase of consolidated subsidiaries and businesses	(171)	(1,158)	(987)
261	146	70	Disposals	905	1,021	116
(315)	(4)	(106)	Other cash flow related to capital expenditure, investments and disposals	(691)	(149)	542
(823)	(580)	(768)	Free cash flow	(1,222)	(2,791)	(1,569)
52	(788)	30	Borrowings (repayment) of debt related to financing activities	77	5,229	5,152
2,169	1,880	1,854	Changes in short and long-term financial debt	3,332	32	(3,300)
(1,435)	(1,444)	(1,408)	Dividends paid and changes in non-controlling interest and reserves	(3,454)	(2,852)	602
3	2	(5)	Effect of changes in consolidation and exchange differences	85	(25)	(110)
(34)	(930)	(297)	NET CASH FLOW	(1,182)	(407)	775
1,794	1,730	1,325	Net cash provided by operating activities on standalone basis	8,191	4,425	(3,766)

Change in net borrowings
(€ million)

Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016	Change
(823)	(580)	(768)	Free cash flow	(1,222)	(2,791)	(1,569)
65	2	28	Net borrowings of divested companies	83	5,848	5,765
256	430	(46)	Exchange differences on net borrowings and other changes	(136)	658	794
(1,435)	(1,444)	(1,408)	Dividends paid and changes in non-controlling interest and reserves	(3,454)	(2,852)	602
(1,937)	(1,592)	(2,194)	CHANGE IN NET BORROWINGS	(4,729)	863	5,592

In the nine months of 2016, net cash provided by operating activities amounted to €4,425 million. Proceeds from disposals were €1,021 million and mainly related to the 12.503% interest in Saipem (€463 million), an interest in Snam due to exercise of the conversion right by bondholders (€332 million) as well as fuel distribution activities in Eastern Europe. These inflows funded part of the financial requirements for capital expenditure for the period (€6,930 million), the payment of Eni’s 2015 balance dividend and the 2016 interim dividend (€2,848 million), the amount cashed out to subscribe the share capital increase of Saipem (€1,069 million) and other cash outflows relating to investing activities (€0.2 billion). Capital expenditure from continuing operations decreased by 17%, including Eni’s capital contributions to joint-ventures, in line with an expected reduction in spending of approximately 20% vs 2015 at constant exchange rates.

9 Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

When considering the cash flow associated to the reimbursement of intercompany financing receivables amounting to €5,818 million, as part of the closing of the Saipem deal, the Group’s net borrowings decreased by €863 million.

From January 1, 2016, Eni’s captive insurance subsidiary (Eni Insurance) is required to meet certain capital and solvency ratios as minimum requirements to continue performing the insurance activity based on the provisions of EU Solvency II Directive (the so-called Minimum Capital Requirement - MCR - and Solvency Capital Requirement - SCR). Therefore, it is no longer necessary to commit the financial assets of the insurance company to funding the loss provisions. Accordingly, those assets, which mainly comprise available-for-sale securities and bank deposits, have ceased to be classified as held for operating purposes and have been netted against finance debt in determining the Group net borrowing at September 30, 2016 with a positive impact of €600 million.

Other information

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries.

Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of September 30, 2016, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd, Eni Ghana Exploration and Production Ltd and Eni Suisse SA – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

Financial and operating information by segment for the third quarter and the nine months of 2016 is provided in the following pages.

Exploration & Production

Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16			Nine months
2015	2016	2016	vs. III Q.15	RESULTS	(€ million)	2015	2016	% Ch.

5,047	3,887	3,991	(20.9)	Net sales from operations		16,459	11,234	(31.7)
863	194	559	(35.2)	Operating profit (loss)		3,737	847	(77.3)
56	161	85		Exclusion of special items:		(153)	247
1	105			- asset impairments		112	105
				- impairment of exploration projects			7
(37)	1			- net gains on disposal of assets		(366)	1
		106		- risk provisions			106
6	3	1		- provision for redundancy incentives		16	5
(5)	11	4		- commodity derivatives		26	19
12	25	(27)		- exchange rate differences and derivatives		(8)	(2)
79	16	1		- other		67	6
919	355	644	(29.9)	Adjusted operating profit (loss)		3,584	1,094	(69.5)
(70)	(57)	(63)		Net financial income (expense) (a)		(200)	(178)
6	33	(46)		Net income (expense) from investments (a)		154	(9)
(763)	(403)	(548)		Income taxes (a)		(2,574)	(1,258)
89.2	-	-		Tax rate (%)		72.8	-
92	(72)	(13)	-	Adjusted net profit (loss)		964	(351)	-
				Results also include:
68	153	61	(10.3)	exploration expense:		373	301	(19.3)
66	59	45	(31.8)	- prospecting, geological and geophysical expenses		201	159	(20.9)
2	94	16	-	- write-off of unsuccessful wells (b)		172	142	(17.4)
2,119	2,267	1,874	(11.6)	Capital expenditure		7,779	6,383	(17.9)
				Production (c) (d)
868	852	864	(0.5)	Liquids (e)	(kbbl/d)	877	869	(0.9)
4,582	4,709	4,616	0.8	Natural gas	(mmcf/d)	4,618	4,680	1.5
1,703	1,715	1,710	0.4	Total hydrocarbons	(kboe/d)	1,718	1,726	0.5

				Average realizations
43.97	40.58	40.82	(7.2)	Liquids (e)	($/bbl)	49.59	37.05	(25.3)
4.45	3.11	3.14	(29.4)	Natural gas	($/kcf)	4.72	3.19	(32.6)
34.57	29.30	29.70	(14.1)	Total hydrocarbons	($/boe)	38.37	27.69	(27.8)
				Average oil market prices
50.26	45.57	45.85	(8.8)	Brent dated	($/bbl)	55.39	41.77	(24.6)
45.20	40.36	41.08	(9.1)	Brent dated	(€/bbl)	49.72	37.43	(24.7)
46.37	45.48	44.88	(3.2)	West Texas Intermediate	($/bbl)	50.92	41.21	(19.1)
2.75	2.14	2.85	3.6	Gas Henry Hub	($/mmbtu)	2.78	2.32	(16.5)

(a) Excluding special items

(b) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

(c) Supplementary operating data is provided on page 36.

(d) Includes Eni’s share of production of equity-accounted entities.

(e) Includes condensates.

Results

In the third quarter of 2016, the Exploration & Production segment reported an adjusted operating profit of €644 million, down by €275 million or 30% compared to the third quarter of 2015. This result was driven by lower oil and gas realizations in dollar terms (down by 7.2% and 29.4%, respectively), reflecting trends in the marker Brent (down by 8.8%), weak gas prices in Europe, as well as the production shutdown at the Val d’Agri profit center. These effects were only partially offset by higher production in other areas, cost efficiencies (lower opex) and decreasing DD&A following the reduced book value of oil&gas properties due to assets impairment charges recorded as of December 31, 2015.

Adjusted operating profit for the third quarter of 2016 excluded a positive adjustment of €85 million (€247 million in the nine months of 2016). This was mainly due to risk provisions (€106 million in the two reporting periods), special gains of €27 million (€2 million in the nine months) referred to exchange differences and derivatives related to exchange rate exposure in commodity pricing formulas and exposure on trade payables that are reclassified to adjusted operating profit, as well as losses on fair-valued derivatives (€4 million and €19 million in the two reporting periods, respectively) embedded in the pricing formulas of long-term gas supply agreements. In the nine months of 2016, impairment losses (€105 million) referred to gas properties, driven by the impact of a lower price environment in Europe.

In the third quarter of 2016, the Exploration & Production segment reported an adjusted net loss of €13 million, worsening by €105 million compared to €92 million adjusted net profit reported in the same period of the previous year. This was due to lower operating performance, lower results reported by the equity accounted joint ventures and a lower than proportional reduction in the tax expense, driven by a deteriorating price scenario, which resulted in the concentration of taxable profit in PSA contracts, which, although more resilient in a low-price environment, bear higher-than average rates of tax and a reduced capacity to recognize deferred tax assets on losses incurred in the quarter.

In the nine months of 2016, adjusted operating profit amounted to €1,094 million, declining by €2,490 million, or 69.5%, from the same period of the previous year, due to the same drivers disclosed in the quarterly results.

Adjusted net loss of €351 million was due to worsening operating performance and increasing tax rate as disclosed in the quarterly results.

In the nine months of 2016, taxes paid represented approximately 34% of the cash flow from operating activities of the E&P segment before changes in working capital and income taxes paid.

Operating review

In the third quarter of 2016, Eni’s hydrocarbon production10 was 1.710 million boe/d (1.726 million boe/d in the nine months of 2016), 0.4% higher compared to the third quarter of 2015 (up by 0.5% compared to the nine months of 2015). Excluding the production shutdown in the Val d’Agri district (down by 32 kboe/d in the quarter and in the nine months) and the price effects reported in Production Sharing Agreements (7 kboe/d in the quarter and 20 kboe/d in the nine months) production increased by 2.2% from the third quarter of 2015 (up by 1.6% in the nine months). New fields’ start-ups and production ramp-ups at fields started up in 2015 (76 kboe/d) mainly in Venezuela, Norway and Angola, as well as increased production in Iraq were partly offset by planned facilities downtime, mainly in the United Kingdom, and the mature fields declines. The share of oil and natural gas produced outside Italy was 93%, in the quarter and in the nine months (90% in both the two 2015 reporting periods).

Liquids production (864 kbbl/d) slightly decreased by 0.5% from the third quarter of 2015. Start-ups and production ramp-ups in Norway and Angola as well as higher production in Iraq were offset by the production shutdown in the Val d’Agri district and planned facilities downtime.

Natural gas production in the third quarter (4,616 mmcf/d) increased from the 2015 corresponding period (up by 0.8%). Increased production in Venezuela was partly offset by planned facilities downtime and mature fields decline.

In the nine months of 2016, liquids production (869 kbbl/d) decreased by 8 kbbl/d or 0.9% from the nine months of 2015.

Natural gas production (4,680 mmcf/d) increased by 62 mmcf/d or 1.5% from the corresponding period a year ago.

10 From January 1, 2016, as part of a regular reviewing procedure, Eni has updated the conversion rate of gas to 5,458 cubic feet of gas equals 1 barrel of oil (it was 5,492 cubic feet of gas per barrel in previous reporting periods). This update reflected changes in Eni’s gas properties that took place in the last three years and was assessed by collecting data on the heating power of gas in all Eni’s gas fields currently on stream. The effect of this update on production expressed in boe for the third quarter and the nine months of 2016 was 5 kboe/d. Other per-boe indicators were only marginally affected by the update (e.g. realization prices, costs per boe) and negligible was the impact on depletion charges. Other oil companies may use different conversion rates.

Gas & Power

Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16			Nine months
2015	2016	2016	vs. III Q.15	RESULTS	(€ million)	2015	2016	% Ch.

10,851	9,734	9,141	(15.8)	Net sales from operations		41,487	28,905	(30.3)
(577)	(154)	(325)	43.7	Operating profit (loss)		(364)	(396)	(8.8)
(43)	30	(12)		Exclusion of inventory holding (gains) losses		36	146
151	(105)	(37)		Exclusion of special items:		184	(68)
(2)				- asset impairments		15
	(1)	1		- net gains on disposal of assets
94				- risk provisions		94
94				- of which provision on retail credits on invoices to be issued		94
4	1			- provision for redundancy incentives		7	1
(68)	(247)	(34)		- commodity derivatives		(54)	(178)
9	(1)	(12)		- exchange rate differences and derivatives		(16)	(52)
114	143	8		- other		138	161
(469)	(229)	(374)	20.3	Adjusted operating profit (loss)		(144)	(318)	-
1	2	3		Net finance income (expense) (a)		6	7
(10)	(7)	(10)		Net income (expense) from investments (a)		(7)	(12)
124	73	79		Income taxes (a)		13	24
-	-	-		Tax rate (%)		-	-
(354)	(161)	(302)	14.7	Adjusted net profit (loss)		(132)	(299)	-
36	22	23	(36.1)	Capital expenditure		80	67	(16.3)
				Natural gas sales (b)	(bcm)
7.82	8.63	8.76	12.0	Italy		28.93	28.18	(2.6)
12.67	12.52	11.25	(11.2)	International sales		39.57	37.08	(6.3)
10.08	10.64	9.07	(10.0)	- Rest of Europe		32.53	31.01	(4.7)
1.88	1.21	1.45	(22.9)	- Extra European markets		4.73	3.86	(18.4)
0.71	0.67	0.73	2.8	- E&P sales in Europe and in the Gulf of Mexico		2.31	2.21	(4.3)
20.49	21.15	20.01	(2.3)	Worldwide gas sales		68.50	65.26	(4.7)
				of which:
19.10	19.82	18.63	(2.5)	- Sales of consolidated subsidiaries		64.17	60.99	(5.0)
0.68	0.66	0.65	(4.4)	- Eni's share of sales of natural gas of affiliates		2.02	2.06	2.0
0.71	0.67	0.73	2.8	- E&P sales in Europe and in the Gulf of Mexico		2.31	2.21	(4.3)
9.00	8.64	9.17	1.9	Electricity sales	(TWh)	25.82	27.26	5.6

(a) Excluding special items.

(b) Supplementary operating data is provided on page 37.

Results

In the third quarter of 2016, the Gas & Power segment reported an adjusted operating loss of €374 million, €95 million less compared to the third quarter of 2015. This improving performance reflected the one-time charge recorded in the third quarter 2015 relating the reversal of gas prepaid in previous years with a book value higher than the current average supply cost of the Eni gas in that reporting period. This change was partly offset by lower margins on LNG sales recorded in 2016.

Adjusted operating profit for the quarter excluded a profit on stock of €12 million in the quarter (a loss of €146 million in the nine months) and net special gains of €37 million in the quarter (€68 million in the nine months) which comprised the effects of the fair-value evaluation of certain commodity derivatives lacking the formal criteria to be accounted as hedges under IFRS (gains of €34 million and €178 million in the two reporting periods, respectively) net of other extraordinary charges of €8 million in the quarter (€161 million in the nine months). Adjusted operating result of the period include the negative balance of €12 million (€52 million in the nine months) of exchange rate differences and derivatives.

In the quarter, adjusted net loss amounted to €302 million, €52 million less compared to the same period of the previous year.

In the nine months of 2016, the Gas & Power segment reported an adjusted operating loss of €318 million, down by €174 million from the corresponding period of 2015.This reflected lower margins on LNG sales and lower one-off benefits reported in the nine months of 2015, partly offset by logistics costs optimizations and better performance in trading activities. The retail segment reported lower results due to unusual winter weather conditions.

In the nine months, the Gas & Power segment reported an adjusted net loss of €299 million due to the reduction of operating performance.

Operating review

In the third quarter of 2016, Eni’s natural gas sales were 20.01 bcm, down by 0.48 bcm, or 2.3% compared to the third quarter of 2015. Sales in Italy increased by 12% to 8.76 bcm driven by higher spot sales to hub (PSV). Sales in the European markets amounted to 7.97 bcm, down by 10.2%, mainly reflecting lower spot sales in Germany/Austria and Benelux, increasing competitive pressure as well as lower volumes in Turkey driven by lower sales to Botas. In the quarter, sales to the Extra European markets decreased by 22.9% due to lower LNG volumes marketed in the Far East, due to the lack of contracts renewal.

Sales of natural gas in the nine months of 2016, amounted to 65.26 bcm (included Eni’s own consumption, Eni’s share of sales made by equity-accounted entities and Exploration & Production sales in Europe and in the Gulf of Mexico) reporting a decrease of 3.24 bcm or 4.7% from the nine months of 2015. Sales in Italy decreased to 28.18 bcm, down by 2.6% from the nine months of 2015, due to lower volumes sold, particoularly in residential market due to unfavourable weather conditions. These effects were partially offset by higher spot volumes. Sales in the European markets amounted to 27.79 bcm, down by 4.5% driven by the reduction of sales in Turkey, Benelux, France and the United Kingdom, partially offset by higher volumes sold in Germany. Sales to importers in Italy decreased by 0.22 bcm, or 6.4%.

Electricity sales were 9.17 TWh in the third quarter of 2016, up by 1.9%, from the corresponding period of 2015 (27.26 TWh, up by 5.6% in the nine months of 2016) mainly due to higher volumes traded on the wholesalers segment.

Refining & Marketing and Chemicals

Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16			Nine months
2015	2016	2016	vs. III Q.15	RESULTS	(€ million)	2015	2016	% Ch.

5,710	4,829	4,910	(14.0)	Net sales from operations		17,761	13,608	(23.4)
(256)	315	192	-	Operating profit (loss)		(37)	555	-
594	(215)	(73)		Exclusion of inventory holding (gains) losses		310	(225)
(3)	56	56		Exclusion of special items:		288	178
32	44	19		- environmental charges		112	86
25	21	30		- asset impairments		95	64
(3)	(4)	(1)		- net gains on disposal of assets		(8)	(5)
(14)		1		- risk provisions		(7)	1
1		1		- provision for redundancy incentives		1	5
(60)	(12)	(3)		- commodity derivatives		57	11
(1)		1		- exchange rate differences and derivatives		11	(2)
17	7	8		- other		27	18
335	156	175	(47.8)	Adjusted operating profit (loss)		561	508	(9.4)
163	44	100	(38.7)	- Refining & Marketing		294	210	(28.6)
172	112	75	(56.4)	- Chemicals		267	298	11.6
3	(1)			Net finance income (expense) (a)		(1)
		3		Net income (expense) from investments (a)		38	23
(87)	(51)	(57)		Income taxes (a)		(172)	(162)
25.7	32.9	32.0		Tax rate (%)		28.8	30.5
251	104	121	(51.8)	Adjusted net profit (loss)		426	369	(13.4)
131	127	149	13.7	Capital expenditure		386	361	(6.5)
				Global indicator refining margin
10.0	4.6	3.3	(66.9)	Standard Eni Refining Margin (SERM) (b)	($/bbl)	8.9	4.0	(54.7)
				REFINING THROUGHPUTS AND SALES	(mmtonnes)
5.84	5.48	5.76	(1.4)	Refining throughputs in Italy		17.39	16.50	(5.1)
6.51	6.19	6.46	(0.8)	Refining throughputs on own account		20.01	18.55	(7.3)
5.75	5.48	5.71	(0.7)	- Italy		17.07	16.39	(4.0)
0.76	0.71	0.75	(1.3)	- Rest of Europe		2.94	2.16	(26.5)
0.05	0.05	0.06	20.0	Green refining throughputs		0.14	0.15	7.1
2.35	2.21	2.30	(2.1)	Retail sales in Europe		6.70	6.51	(2.8)
1.58	1.50	1.59	0.6	- Italy		4.45	4.46	0.2
0.77	0.71	0.71	(7.8)	- Rest of Europe		2.25	2.05	(8.9)
3.06	2.81	3.06		Wholesale sales in Europe		8.81	8.42	(4.4)
2.16	2.01	2.23	3.2	- Italy		5.85	6.08	3.9
0.90	0.80	0.83	(7.8)	- Rest of Europe		2.96	2.34	(20.9)
0.11	0.10	0.12	9.1	Wholesale sales outside Europe		0.32	0.32
1,520	1,460	1,412	(7.1)	Production of petrochemical products	(ktonnes)	4,265	4,310	1.1
1,240	1,083	1,012	(18.4)	Sales of petrochemical products	(€ million)	3,610	3,114	(13.7)

(a) Excluding special items.

(b) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.

Results

In the third quarter of 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €175 million, down by €160 million y-o-y (or down by 48%).

The Refining & Marketing segment reported an adjusted operating profit of €100 million declining by €63 million, or 39%, reflecting the negative impact of an unfavourable refining margin scenario (down by 67% Eni’s standard refining margin - SERM – worsening to 3.3 $/bl in the third quarter of 2016 from 10 $/bl in the same quarter of 2015) and the lower availability of domestic crude oil from the Val d’Agri field which was detrimental to the refining system. These negatives were partly offset by improved plant efficiency and better price differentials between heavy vs. light crudes. The refining breakeven margin improved to 4.2$/bl yearly average from the 2016 target of 4.5 $/bl. Results of the Marketing activity declined mainly due to lower margins and increasing competitive pressure in the wholesale segment.

The Chemical business reported an adjusted operating profit of €75 million, declining by €97 million y-o-y, due to the unfavourable trading environment with worsening margins of cracker, polyethylene and styrene.

Sales volumes declined by approximately 18% due to weak demand, competitive pressure and lower products availability following unplanned shutdowns.

Special charges excluded from adjusted operating profit of the third quarter of 2016 amounted to a net positive of €56 million (€178 million in the nine months of 2016).

This included impairment losses to write down capital expenditure of the period at assets impaired in previous reporting periods (€30 million and €64 million in the third quarter and the nine months, respectively), environmental charges (€19 million and €86 million in the two reporting periods, respectively) as well as fair-value evaluation of certain commodity derivatives (gains of €3 million in the quarter and charges of €11 million in the nine months) lacking the formal criteria to be accounted as hedges under IFRS.

Adjusted net profit of the third quarter of 2016 declined by €130 million to €121 million y-o-y due to the worsening operating performance.

In the nine months of 2016, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €508 million, declining by €53 million from the same period of the previous year.

Adjusted net profit of €369 million reduced by €57 million for the same drivers disclosed in the quarterly disclosure.

Operating review

In the third quarter of 2016, the Standard Eni Refining Margin (SERM) has more than halved its value to 3.3 $/bl, down by 67% compared to 10 $/bl reported in the same quarter of 2015, (in the nine months of 2016 the value has been 4$/bl down by 55%, compared to 8.9 $/bl reported in the nine months of 2015), reflecting weaker spreads of gasoil and fuel.

In this context, Eni refining throughputs amounted to 6.46 mmtonnes, slightly lower y-o-y (down by 0.8% due to unavailability of domestic crude oil of the Val d’Agri field at the Taranto plant. These negatives were offset by higher throughputs at the Sannazzaro and Milazzo refineries. Refining throughputs of the nine months were 18.55 mmtonnes, declining by 7.3%. On a homogeneous basis, when excluding the impact of the disposal of CRC refinery in the Czech Republic finalized on April 30, 2015, refining throughputs of the nine months were 18.55 mmtonnes, down by 3.8.

Volumes of biofuels produced from vegetable oil at the Venice Green Refinery increased by 7% compared to the nine months of 2015.

Retail sales in Italy of 1.59 mmtonnes in the quarter (4.46 mmtonnes in the nine months) were barely unchanged from both the comparative periods, in a market scenario characterized by a reversal in the downward trend recorded for many years and increased competitive pressures. Eni’s retail market share was 24.8% (24.6% in the third quarter of 2015). The increase in sales of Eni owned stations and dealer owned stations were offset by the decreased in sales in highway stations.

Wholesale sales in Italy amounted to 2.23 mmtonnes in the third quarter of 2016, up by 3.2% compared to the corresponding period of 2015 (6.08 mmtonnes in the nine months of 2016, up by 3.9% y-o-y). Higher volumes of jet fuels and minor products were almost offset by lower sales of gasoil and bunker.

Retail and wholesale sales in the rest of Europe decreased in both the reporting periods compared to the same periods of the previous year mainly due to the assets disposal in the Czech Republic and Slovakia finalized in July 2015 as well as in Slovenia and Hungary in 2016. These negatives were partially offset by higher volumes traded in France in both the business segments.

Petrochemical production of 1.41 mmtonnes decreased by 7.1% in the third quarter of 2016 reflecting lower demand in the styrene segment and higher unplanned shutdowns. In the nine months of 2016, production increased by 1.1% to 4.31 mmtonnes.

Summarized Group profit and loss account

(€ million)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.

16,014	13,416	13,118	(18.1)	Net sales from operations	57,331	39,878	(30.4)
31	295	440	-	Other income and revenues	700	942	34.6
(13,461)	(11,505)	(11,351)	15.7	Operating expenses	(46,751)	(34,315)	26.6
(82)	118	(76)	7.3	Other operating income (expense)	(380)	(75)	80.3
(2,252)	(2,018)	(1,922)	14.7	Depreciation, depletion, amortization and impairments	(7,086)	(5,775)	18.5
(2)	(86)	(17)	-	Write-off	(191)	(138)	27.7
248	220	192	(22.6)	Operating profit (loss)	3,623	517	(85.7)
(243)	(153)	(273)	(12.3)	Finance income (expense)	(806)	(561)	30.4
44	58	(178)	-	Income (expense) from investments	496	(100)	-
49	125	(259)	-	Profit (loss) before income taxes	3,313	(144)	-
(792)	(569)	(302)	61.9	Income taxes	(2,557)	(1,241)	51.5
-	-	-		Tax rate (%)	77.2	-
(743)	(444)	(561)	24.5	Net profit (loss) - continuing operations	756	(1,385)	-
(7)			-	Net profit (loss) - discontinued operations	(1,305)	(413)	68.4
(750)	(444)	(561)	25.2	Net profit (loss)	(549)	(1,798)	-
(790)	(446)	(562)	28.9	Eni's shareholders	(55)	(1,804)	-
(783)	(446)	(562)	28.2	- continuing operations	502	(1,391)	-
(7)			-	- discontinued operations	(557)	(413)	25.9
40	2	1	(97.5)	Non-controlling interest	(494)	6	-
40	2	1	(97.5)	- continuing operations	254	6	(97.6)
				- discontinued operations	(748)		-
(783)	(446)	(562)	28.2	Net profit (loss) attributable to Eni's shareholders - continuing operations	502	(1,391)	-
332	(123)	(59)		Exclusion of inventory holding (gains) losses	373	42
397	252	137		Exclusion of special items	526	550
(54)	(317)	(484)	-	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations (a)	1,401	(799)	-
(73)				Reinstatement of intercompany transactions vs. discontinued operations	(297)
(127)	(317)	(484)	-	Adjusted net profit (loss) attributable to Eni's shareholders on standalone basis (a)	1,104	(799)	-

(a) Alternative preformance measures. For a detailed explanation and reconciliation of adjusted results which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating the elimination of gains and losses on intercompany transactions with discontinued operations see the following pages.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis

Considering the relevant impact of the discontinued operations on Eni’s 2015 financial statements, management determines adjusted performance measures on a standalone basis which exclude as usual the items “profit/loss on stock” and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with the Engineering & Construction segment which, as of December 31, 2015, was in the disposal phase, represented as discontinued operations under the IFRS5. These measures obtain a representation of the performance of the continuing operations anticipating the effect of the derecognition of the discontinued operations. Namely: adjusted operating profit, adjusted net profit and cash flow from operating activities on a standalone basis.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations.

Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis

(€ million)
Third Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	559	(325)	192	(167)	(67)	192
Exclusion of inventory holding (gains) losses		(12)	(73)		(2)	(87)
Exclusion of special items:
environmental charges			19	45		64
asset impairments			30	3		33
net gains on disposal of assets		1	(1)
risk provisions	106		1			107
provision for redundancy incentives	1		1	1		3
commodity derivatives	4	(34)	(3)			(33)
exchange rate differences and derivatives	(27)	(12)	1			(38)
other	1	8	8			17
Special items of operating profit (loss)	85	(37)	56	49		153
Adjusted operating profit (loss)	644	(374)	175	(118)	(69)	258
Net finance (expense) income (a)	(63)	3		(175)		(235)
Net income (expense) from investments (a)	(46)	(10)	3	(13)		(66)
Income taxes (a)	(548)	79	(57)	64	22	(440)
Tax rate (%)	-	-	32.0			-
Adjusted net profit (loss)	(13)	(302)	121	(242)	(47)	(483)
of which:
- Adjusted net profit (loss) of non-controlling interest						1
- Adjusted net profit (loss) attributable to Eni's shareholders						(484)
Reported net profit (loss) attributable to Eni's shareholders						(562)
Exclusion of inventory holding (gains) losses						(59)
Exclusion of special items						137
Adjusted net profit (loss) attributable to Eni's shareholders						(484)

(a) Excluding special items.

(€ million)
								DISCONTINUED OPERATIONS
Third Quarter 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis
Reported operating profit (loss)	863	(577)	(256)	(62)	153	102	223	(153)	178	25	248		70
Exclusion of inventory holding (gains) losses		(43)	594			(65)	486				486		486
Exclusion of special items:
environmental charges			32				32				32		32
asset impairments	1	(2)	25	6			30				30		30
net gains on disposal of assets	(37)		(3)	(1)	1		(40)	(1)		(1)	(41)		(41)
risk provisions		94	(14)	(11)			69				69		69
provision for redundancy incentives	6	4	1	(1)	2		12	(2)		(2)	10		10
commodity derivatives	(5)	(68)	(60)		(1)		(134)	1	(1)		(134)		(133)
exchange rate differences and derivatives	12	9	(1)				20				20		20
other	79	114	17	13	(7)		216	7		7	223		223
Special items of operating profit (loss)	56	151	(3)	6	(5)		205	5	(1)	4	209		210
Adjusted operating profit (loss)	919	(469)	335	(56)	148	37	914	(148)	177	29	943	(177)	766
Net finance (expense) income (a)	(70)	1	3	(144)	(1)		(211)	1	8	9	(202)	(8)	(210)
Net income (expense) from investments (a)	6	(10)		18	(10)		4	10		10	14		14
Income taxes (a)	(763)	124	(87)	20	(63)	(9)	(778)	63	(15)	48	(730)	15	(715)
Tax rate (%)	89.2	-	25.7				-				96.7		-
Adjusted net profit (loss)	92	(354)	251	(162)	74	28	(71)	(74)	170	96	25	(170)	(145)
of which:
- Adjusted net profit (loss) of non-controlling interest							24			55	79	(61)	18
- Adjusted net profit (loss) attributable to Eni's shareholders							(95)			41	(54)	(73)	(127)
Reported net profit (loss) attributable to Eni's shareholders							(790)			7	(783)		(783)
Exclusion of inventory holding (gains) losses							332				332		332
Exclusion of special items							363			34	397		397
Reinstatement of intercompany transactions vs. discontinued operations													(73)
Adjusted net profit (loss) attributable to Eni's shareholders							(95)			41	(54)		(127)

(a) Excluding special items.

(€ million)
Nine months 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	847	(396)	555	(427)	(62)	517		517
Exclusion of inventory holding (gains) losses		146	(225)		141	62		62
Exclusion of special items:
environmental charges			86	79		165		165
asset impairments	105		64	12		181		181
impairment of exploration projects	7					7		7
net gains on disposal of assets	1		(5)			(4)		(4)
risk provisions	106		1	1		108		108
provision for redundancy incentives	5	1	5	3		14		14
commodity derivatives	19	(178)	11			(148)		(148)
exchange rate differences and derivatives	(2)	(52)	(2)			(56)		(56)
other	6	161	18	(2)		183		183
Special items of operating profit (loss)	247	(68)	178	93		450		450
Adjusted operating profit (loss)	1,094	(318)	508	(334)	79	1,029		1,029
Net finance (expense) income (a)	(178)	7		(330)		(501)		(501)
Net income (expense) from investments (a)	(9)	(12)	23	(10)		(8)		(8)
Income taxes (a)	(1,258)	24	(162)	107	(24)	(1,313)		(1,313)
Tax rate (%)	-	-	30.5			-		-
Adjusted net profit (loss)	(351)	(299)	369	(567)	55	(793)		(793)
of which:
- Adjusted net profit (loss) of non-controlling interest						6		6
- Adjusted net profit (loss) attributable to Eni's shareholders						(799)		(799)
Reported net profit (loss) attributable to Eni's shareholders						(1,804)	413	(1,391)
Exclusion of inventory holding (gains) losses						42		42
Exclusion of special items						963	(413)	550
Adjusted net profit (loss) attributable to Eni's shareholders						(799)		(799)

(a) Excluding special items.

(€ million)
								DISCONTINUED OPERATIONS
Nine months 2015	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Engineering & Construction	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis
Reported operating profit (loss)	3,737	(364)	(37)	(348)	(635)	(80)	2,273	635	715	1,350	3,623		2,908
Exclusion of inventory holding (gains) losses		36	310			199	545				545		545
Exclusion of special items:
environmental charges			112	64			176				176		176
asset impairments	112	15	95	10	211		443	(211)		(211)	232		232
net gains on disposal of assets	(366)		(8)	(2)	1		(375)	(1)		(1)	(376)		(376)
risk provisions		94	(7)	(9)			78				78		78
provision for redundancy incentives	16	7	1		4		28	(4)		(4)	24		24
commodity derivatives	26	(54)	57		(6)		23	6	(6)		23		29
exchange rate differences and derivatives	(8)	(16)	11				(13)				(13)		(13)
other	67	138	27	17	(7)		242	7		7	249		249
Special items of operating profit (loss)	(153)	184	288	80	203		602	(203)	(6)	(209)	393		399
Adjusted operating profit (loss)	3,584	(144)	561	(268)	(432)	119	3,420	432	709	1,141	4,561	(709)	3,852
Net finance (expense) income (a)	(200)	6	(1)	(446)	(4)		(645)	4	22	26	(619)		(641)
Net income (expense) from investments (a)	154	(7)	38	291	(20)		456	20		20	476		476
Income taxes (a)	(2,574)	13	(172)	119	(76)	(32)	(2,722)	76	(41)	35	(2,687)		(2,646)
Tax rate (%)	72.8	-	28.8				84.2				60.8		71.8
Adjusted net profit (loss)	964	(132)	426	(304)	(532)	87	509	532	690	1,222	1,731	(690)	1,041
of which:
- Adjusted net profit (loss) of non-controlling interest							(366)			696	330	(393)	(63)
- Adjusted net profit (loss) attributable to Eni's shareholders							875			526	1,401	(297)	1,104
Reported net profit (loss) attributable to Eni's shareholders							(55)			557	502		502
Exclusion of inventory holding (gains) losses							373				373		373
Exclusion of special items							557			(31)	526		526
Reinstatement of intercompany transactions vs. discontinued operations													(297)
Adjusted net profit (loss) attributable to Eni's shareholders							875			526	1,401		1,104

(a) Excluding special items.

(€ million)
Second Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	194	(154)	315	(162)	27	220
Exclusion of inventory holding (gains) losses		30	(215)		5	(180)
Exclusion of special items:
environmental charges			44	34		78
asset impairments	105		21	5		131
net gains on disposal of assets	1	(1)	(4)			(4)
risk provisions				1		1
provision for redundancy incentives	3	1				4
commodity derivatives	11	(247)	(12)			(248)
exchange rate differences and derivatives	25	(1)				24
other	16	143	7	(4)		162
Special items of operating profit (loss)	161	(105)	56	36		148
Adjusted operating profit (loss)	355	(229)	156	(126)	32	188
Net finance (expense) income (a)	(57)	2	(1)	(121)		(177)
Net income (expense) from investments (a)	33	(7)		10		36
Income taxes (a)	(403)	73	(51)	27	(8)	(362)
Tax rate (%)	-	-	32.9			-
Adjusted net profit (loss)	(72)	(161)	104	(210)	24	(315)
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						(317)

Reported net profit (loss) attributable to Eni's shareholders						(446)
Exclusion of inventory holding (gains) losses						(123)
Exclusion of special items						252
Adjusted net profit (loss) attributable to Eni's shareholders						(317)

(a) Excluding special items.

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016
1,877	1,730	1,325	Net cash provided by operating activities - continuing operations	8,431	4,425
(83)			Reinstatement of intercompany transactions vs. discontinued operations	(240)
1,794	1,730	1,325	Net cash provided by operating activities on standalone basis	8,191	4,425

Breakdown of special items

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016

32	78	64	Environmental charges	176	165
30	131	33	Asset impairments	443	181
			Impairment of exploration projects		7
(40)	(4)		Net gains on disposal of assets	(375)	(4)
69	1	107	Risk provisions	78	108
12	4	3	Provisions for redundancy incentives	28	14
(134)	(248)	(33)	Commodity derivatives	23	(148)
20	24	(38)	Exchange rate differences and derivatives	(13)	(56)
216	162	17	Other	242	183
205	148	153	Special items of operating profit (loss)	602	450
(54)	(24)	38	Net finance (income) expense	87	110
			of which:
(20)	(24)	38	- exchange rate differences and derivatives reclassified to operating profit (loss)	13	56
(30)	(22)	112	Net income (expense) from investments	(33)	455
			of which:
(30)	(7)	(45)	- gains on disposal of assets	(33)	(52)
	8	108	- impairments/revaluation of equity investments		481
226	150	(166)	Income taxes	29	(52)
			of which:
	149	(101)	- impairment of deferred tax assets of Italian subsidiaries		48
226	1	(65)	- taxes on special items of operating profit (loss) and other special items	29	(100)
347	252	137	Total special items of net profit (loss)	685	963

			Attributable to:
(16)			- Non-controlling interest	128
363	252	137	- Eni's shareholders	557	963

Analysis of Profit and Loss account items of continuing operations

Net sales from operations

(€ million)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.
5,047	3,887	3,991	(20.9)	Exploration & Production	16,459	11,234	(31.7)
10,851	9,734	9,141	(15.8)	Gas & Power	41,487	28,905	(30.3)
5,710	4,829	4,910	(14.0)	Refining & Marketing and Chemicals	17,761	13,608	(23.4)
4,584	3,886	3,989	(13.0)	- Refining & Marketing	14,583	10,791	(26.0)
1,240	1,083	1,012	(18.4)	- Chemicals	3,610	3,114	(13.7)
(114)	(140)	(91)		- Consolidation adjustment	(432)	(297)
373	319	323	(13.4)	Corporate and other activities	1,077	952	(11.6)
81				Impact of unrealized intragroup profit elimination	206
(6,048)	(5,353)	(5,247)		Consolidation adjustment	(19,659)	(14,821)
16,014	13,416	13,118	(18.1)		57,331	39,878	(30.4)

Operating expenses

(€ million)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.
12,667	10,769	10,642	(16.0)	Purchases, services and other	44,364	32,062	(27.7)
101	79	171		of which: - other special items	254	273
794	736	709	(10.7)	Payroll and related costs	2,387	2,253	(5.6)
10	11	3		of which: - provision for redundancy incentives and other	24	14
13,461	11,505	11,351	(15.7)		46,751	34,315	(26.6)

Depreciation, depletion, amortization, impairments and write-off

(€ million)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.
2,006	1,699	1,692	(15.7)	Exploration & Production	6,213	5,015	(19.3)
90	88	88	(2.2)	Gas & Power	266	262	(1.5)
115	89	98	(14.8)	Refining & Marketing and Chemicals	340	283	(16.8)
86	87	89	3.5	- Refining & Marketing	259	264	1.9
29	2	9	(69.0)	- Chemicals	81	19	(76.5)
19	18	18	(5.3)	Corporate and other activities	56	55	(1.8)
(8)	(7)	(7)		Impact of unrealized intragroup profit elimination	(21)	(21)
2,222	1,887	1,889	(15.0)	Total depreciation, depletion and amortization	6,854	5,594	(18.4)
30	131	33	10.0	Impairments	232	181	(22.0)
2,252	2,018	1,922	(14.7)	Depreciation, depletion, amortization and impairments	7,086	5,775	(18.5)
2	86	17	-	Write-off	191	138	(27.7)
2,254	2,104	1,939	(14.0)		7,277	5,913	(18.7)

Income (expense) from investments

(€ million)
Nine months 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	(63)	27		(91)	(127)
Dividends	49		21	7	77
Net gains on disposal	1		13	(32)	(18)
Other income (expense), net		(9)		(23)	(32)
	(13)	18	34	(139)	(100)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings - which is calculated by excluding cash and cash equivalents and certain very liquid assets from finance debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)
	Dec. 31, 2015	June 30, 2016	Sept. 30, 2016	Change vs. Dec. 31, 2015	Change vs. June 30, 2016
Total debt	27,793	25,788	27,579	(214)	1,791
Short-term debt	8,396	4,654	4,694	(3,702)	40
Long-term debt	19,397	21,134	22,885	3,488	1,751
Cash and cash equivalents	(5,209)	(5,099)	(4,802)	407	297
Securities held for trading and other securities held for non-operating purposes	(5,028)	(6,351)	(6,321)	(1,293)	30
Financing receivables held for non-operating purposes	(685)	(524)	(448)	237	76
Net borrowings	16,871	13,814	16,008	(863)	2,194
Shareholders' equity including non-controlling interest	57,409	52,303	50,144	(7,265)	(2,159)
Leverage	0.29	0.26	0.32	0.03	0.06

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on September 30, 2016

(€ million)
Issuing entity	Amount at Sept. 30, 2016 (a)
Eni SpA	3,697
Eni Finance International SA	101
3,798

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the nine months of 2016 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2016 (a) (€ million)	Maturity	Rate	%

Eni SpA	900	EUR	891	2024	fixed	0.625
Eni SpA	800	EUR	793	2028	fixed	1.625
Eni SpA	700	EUR	698	2022	fixed	0.750
Eni SpA	600	EUR	592	2028	fixed	1.125
Eni SpA	400	EUR	383	2022		convertible

	3,400		3,357

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
Jan. 1, 2015		Dec. 31, 2015	June 30, 2016	Sept. 30, 2016
	ASSETS
	Current assets
6,614	Cash and cash equivalents	5,209	5,099	4,802
5,024	Other financial activities held for trading	5,028	5,989	5,968
257	Other financial assets available for sale	282	362	353
28,601	Trade and other receivables	21,640	20,019	18,860
7,555	Inventories	4,579	4,413	4,558
762	Current tax assets	360	464	381
1,209	Other current tax assets	630	483	434
4,385	Other current assets	3,642	2,693	2,118
54,407		41,370	39,522	37,474
	Non-current assets
75,991	Property, plant and equipment	68,005	67,826	67,882
1,581	Inventory - compulsory stock	909	1,037	1,044
4,420	Intangible assets	3,034	2,882	2,835
3,172	Equity-accounted investments	2,853	4,444	4,157
2,015	Other investments	660	283	285
1,042	Other financial assets	1,026	1,005	1,006
4,509	Deferred tax assets	3,853	3,663	3,683
2,773	Other non-current assets	1,758	1,580	1,609
95,503		82,098	82,720	82,501
456	Discontinued operations and assets held for sale	15,533	99	13
150,366	TOTAL ASSETS	139,001	122,341	119,988

	LIABILITIES AND SHAREHOLDERS' EQUITY
	Current liabilities
2,716	Short-term debt	5,720	3,706	3,918
3,859	Current portion of long-term debt	2,676	948	776
23,703	Trade and other payables	14,942	15,273	14,581
534	Income taxes payable	431	401	361
1,873	Other taxes payable	1,454	1,768	1,473
4,489	Other current liabilities	4,712	3,151	2,480
37,174		29,935	25,247	23,589
	Non-current liabilities
19,316	Long-term debt	19,397	21,134	22,885
15,882	Provisions for contingencies	15,375	13,952	14,127
1,313	Provisions for employee benefits	1,123	1,030	1,018
8,590	Deferred tax liabilities	7,425	6,890	6,510
2,285	Other non-current liabilities	1,852	1,761	1,713
47,386		45,172	44,767	46,253
165	Liabilities directly associated with discontinued operations and assets held for sale	6,485	24	2
84,725	TOTAL LIABILITIES	81,592	70,038	69,844

	SHAREHOLDERS' EQUITY
2,455	Non-controlling interest	1,916	46	48
	Eni shareholders' equity:
4,005	Share capital	4,005	4,005	4,005
(284)	Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(474)	(152)	(110)
60,763	Other reserves	62,761	50,227	50,026
(581)	Treasury shares	(581)	(581)	(581)
(2,020)	Interim dividend	(1,440)		(1,440)
1,303	Net profit (loss)	(8,778)	(1,242)	(1,804)
63,186	Total Eni shareholders' equity	55,493	52,257	50,096
65,641	TOTAL SHAREHOLDERS' EQUITY	57,409	52,303	50,144
150,366	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	139,001	122,341	119,988

GROUP PROFIT AND LOSS ACCOUNT

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016
			REVENUES
16,014	13,416	13,118	Net sales from operations	57,331	39,878
31	295	440	Other income and revenues	700	942
16,045	13,711	13,558	Total revenues	58,031	40,820

			OPERATING EXPENSES
12,667	10,769	10,642	Purchases, services and other	44,364	32,062
794	736	709	Payroll and related costs	2,387	2,253
(82)	118	(76)	OTHER OPERATING (EXPENSE) INCOME	(380)	(75)
2,252	2,018	1,922	DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	7,086	5,775
2	86	17	WRITE-OFF	191	138
248	220	192	OPERATING PROFIT (LOSS)	3,623	517
			FINANCE INCOME (EXPENSE)
1,227	1,357	762	Finance income	7,112	3,952
(1,754)	(1,343)	(892)	Finance expense	(8,113)	(4,312)
(5)	(16)	(36)	Income (expense) from other financial activities held for trading	12	(89)
289	(151)	(107)	Derivative financial instruments	183	(112)
(243)	(153)	(273)		(806)	(561)
			INCOME (EXPENSE) FROM INVESTMENTS
(56)	26	(208)	Share of profit (loss) of equity-accounted investments	(11)	(127)
100	32	30	Other gain (loss) from investments	507	27
44	58	(178)		496	(100)
49	125	(259)	PROFIT (LOSS) BEFORE INCOME TAXES	3,313	(144)
(792)	(569)	(302)	Income taxes	(2,557)	(1,241)
(743)	(444)	(561)	Net profit (loss) - continuing operations	756	(1,385)
(7)			Net profit (loss) - discontinued operations	(1,305)	(413)
(750)	(444)	(561)	Net profit (loss)	(549)	(1,798)
			Eni's shareholders:
(783)	(446)	(562)	- continuing operations	502	(1,391)
(7)			- discontinued operations	(557)	(413)
(790)	(446)	(562)		(55)	(1,804)
			Non controlling interest
40	2	1	- continuing operations	254	6
			- discontinued operations	(748)
40	2	1		(494)	6
			Net profit (loss) per share attributable to Eni's shareholders (€ per share)
(0.22)	(0.12)	(0.16)	- basic	(0.02)	(0.50)
(0.22)	(0.12)	(0.16)	- diluted	(0.02)	(0.50)
			Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
(0.21)	(0.12)	(0.16)	- basic	0.14	(0.39)
(0.21)	(0.12)	(0.16)	- diluted	0.14	(0.39)

COMPREHENSIVE INCOME

(€ million)
	Nine months
	2015	2016
Net profit (loss)	(549)	(1,798)
Foreign currency translation differences	3,533	(1,093)
Change in the fair value of cash flow hedging derivatives	(17)	492
Change in the fair value of other available-for-sale financial instruments	(2)
Share of "Other comprehensive income" on equity-accounted entities	(8)	44
Taxation	7	(128)

Total other items of comprehensive income (loss)	3,513	(685)
Total comprehensive income (loss)	2,964	(2,483)
attributable to:
Eni's shareholders	3,393	(2,489)
- continuing operations	3,904	(2,076)
- discontinued operations	(511)	(413)
Non-controlling interest	(429)	6
- continuing operations	255	6
- discontinued operations	(684)

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2015:		65,641
Total comprehensive income (loss)	2,964
Dividends distributed to Eni's shareholders	(3,457)
Dividends distributed by consolidated subsidiaries	(21)
Other changes	(7)
Total changes		(521)
Shareholders' equity at Sept. 30, 2015:		65,120
attributable to:
- Eni's shareholders		63,101
- Non-controlling interest		2,019

(€ million)
Shareholders' equity at December 31, 2015:		57,409
Total comprehensive income (loss)	(2,483)
Dividends distributed to Eni's shareholders	(2,880)
Dividends distributed by consolidated subsidiaries	(4)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Other changes	(26)
Total changes		(7,265)
Shareholders' equity at Sept. 30, 2016:		50,144
attributable to:
- Eni's shareholders		50,096
- Non-controlling interest		48

GROUP CASH FLOW STATEMENT

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016
(743)	(444)	(561)	Net profit (loss) - continuing operations	756	(1,385)
			Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,252	2,018	1,922	Depreciation, depletion, amortization and impairments	7,086	5,775
2	86	17	Write-off	191	138
56	(26)	208	Share of (profit) loss of equity-accounted investments	11	127
(99)	(9)	(10)	Gain on disposal of assets, net	(441)	(37)
(59)	(33)	(22)	Dividend income	(282)	(77)
(39)	(52)	(48)	Interest income	(122)	(168)
157	159	165	Interest expense	493	484
792	569	302	Income taxes	2,557	1,241
152	(119)	20	Other changes	104	(29)
			Changes in working capital:
(46)	(500)	(158)	- inventories	473	(128)
2,330	1,726	397	- trade receivables	3,941	1,934
(1,424)	(53)	(292)	- trade payables	(2,474)	(332)
27	123	190	- provisions for contingencies	(278)	(763)
(520)	(750)	(252)	- other assets and liabilities	(22)	(54)
367	546	(115)	Cash flow from changes in working capital	1,640	657
23	1	14	Net change in the provisions for employee benefits	11	22
59	82	42	Dividends received	324	129
31	22	23	Interest received	55	90
(139)	(168)	(26)	Interest paid	(540)	(420)
(935)	(902)	(606)	Income taxes paid, net of tax receivables received	(3,412)	(2,122)
1,877	1,730	1,325	Net cash provided from operating activities - continuing operations	8,431	4,425
(234)			Net cash provided from operating activities - discontinued operations	(1,245)
1,643	1,730	1,325	Net cash provided from operating activities	7,186	4,425
			Investing activities:
(2,326)	(2,406)	(2,035)	- tangible assets	(8,384)	(6,882)
(23)	(18)	(16)	- intangible assets	(67)	(48)
(63)	(28)	(6)	- investments	(171)	(1,158)
(32)	(1,155)	(58)	- securities	(130)	(1,283)
(125)	(338)	(316)	- financing receivables	(567)	(940)
(274)	103	(81)	- change in payables and receivables in relation to investments and capitalized depreciation	(436)	(50)
(2,843)	(3,842)	(2,512)	Cash flow from investments	(9,755)	(10,361)
			Disposals:
13	8	3	- tangible assets	421	12
28			- intangible assets	32
38	11	53	- consolidated subsidiaries and businesses	71	527
182	127	14	- investments	381	482
1		9	- securities	11	16
102	579	370	- financing receivables	375	7,286
65	19		- change in payables and receivables in relation to disposals	133	51
429	744	449	Cash flow from disposals	1,424	8,374
(2,414)	(3,098)	(2,063)	Net cash used in investing activities (*)	(8,331)	(1,987)

GROUP CASH FLOW STATEMENT (continued)

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016
985	1,892	1,827	Proceeds from long-term debt	2,989	3,930
(88)	(120)	(211)	Repayments of long-term debt	(2,854)	(2,180)
1,272	108	238	Increase (decrease) in short-term debt	3,197	(1,718)
2,169	1,880	1,854		3,332	32
			Net capital contributions by non-controlling interest	1
(1,417)	(1,440)	(1,408)	Dividends paid to Eni's shareholders	(3,434)	(2,848)
(18)	(4)		Dividends paid to non-controlling interests	(21)	(4)
734	436	446	Net cash used in financing activities	(122)	(2,820)
	(1)		Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	(2)	(1)
3	3	(5)	Effect of exchange rate changes on cash and cash equivalents and other changes	87	(24)
(34)	(930)	(297)	Net cash flow for the period	(1,182)	(407)
5,466	6,029	5,099	Cash and cash equivalents - beginning of the period	6,614	5,209
5,432	5,099	4,802	Cash and cash equivalents - end of the period	5,432	4,802

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016

52	(788)	30	Net cash flows from financing activities	77	5,229

SUPPLEMENTAL INFORMATION

(€ million)
Third Quarter	Second Quarter	Third Quarter		Nine months
2015	2016	2016		2015	2016
			Effect of disposal of consolidated subsidiaries and businesses
37	7	26	Current assets	44	6,526
106	9	64	Non-current assets	125	8,614
(60)	(2)	(23)	Net borrowings	(77)	(5,415)
(39)	(7)	(24)	Current and non-current liabilities	(45)	(6,334)
44	7	43	Net effect of disposals	47	3,391
(34)		7	Reclassification of exchange rate differences included in other comprehensive income	(34)	7
			Current value of residual interests following the loss of control		(1,006)
33	5	7	Gains on disposal	64	12
			Non-controlling interest		(1,872)
43	12	57	Selling price	77	532
			less:
(5)	(1)	(4)	Cash and cash equivalents	(6)	(5)
38	11	53	Cash flow on disposals	71	527

Capital expenditure

(€ million)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.
2,185	2,326	1,919	(12.2)	Exploration & Production	7,980	6,542	(18.0)
				- acquisition of proved and unproved properties		2
66	59	45	(31.8)	- g&g costs	201	159	(20.9)
180	80	113	(37.2)	- exploration	492	283	(42.5)
1,923	2,171	1,752	(8.9)	- development	7,244	6,045	(16.6)
16	16	9	(43.8)	- other expenditure	43	53	23.3
36	22	23	(36.1)	Gas & Power	80	67	(16.3)
131	127	149	13.7	Refining & Marketing and Chemicals	386	361	(6.5)
17	11	9	(47.1)	Corporate and other activities	32	29	(9.4)
(93)	(3)	(4)		Impact of unrealized intragroup profit elimination	(233)	90
2,276	2,483	2,096	(7.9)	Capital expenditure - continuing operations	8,245	7,089	(14.0)
66	59	45	(31.8)	Cash out in net cash flow from operating activities	201	159	(20.9)
2,210	2,424	2,051	(7.2)	Cash out in net cash flow from investment activities	8,044	6,930	(13.8)

In the nine months of 2016, capital expenditure amounted to €6,930 million (€8,044 million in the nine months of 2015) and mainly related to:

- development activities (€6,045 million) deployed mainly in Egypt, Angola, Kazakhstan, Indonesia, Iraq, Norway and Ghana and exploratory activities (€283 million) primarily in Egypt, Libya and Angola;

- refining activity in Italy and outside Italy (€180 million) aiming fundamentally at plants improving, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€57 million);

- initiatives relating to gas marketing (€41 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€20 million).

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter	Second Quarter	Third Quarter			Nine months
2015	2016	2016			2015	2016
1,703	1,715	1,710	Production of oil and natural gas (a) (b)	(kboe/d)	1,718	1,726
168	96	125	Italy		169	125
182	188	187	Rest of Europe		183	188
647	651	638	North Africa		655	635
336	350	330	Sub-Saharan Africa		340	341
82	90	103	Kazakhstan		93	104
117	141	133	Rest of Asia		113	135
148	174	171	America		139	174
23	25	23	Australia and Oceania		26	24
149.8	147.5	148.5	Production sold (a)	(mmboe)	447.9	447.5

PRODUCTION OF LIQUIDS BY REGION
Third Quarter	Second Quarter	Third Quarter			Nine months
2015	2016	2016			2015	2016
868	852	864	Production of liquids (a)	(kbbl/d)	877	869
71	19	42	Italy		69	40
83	99	108	Rest of Europe		85	99
261	248	242	North Africa		266	245
254	259	239	Sub-Saharan Africa		255	253
49	49	64	Kazakhstan		55	60
58	92	85	Rest of Asia		54	86
88	83	81	America		88	83
4	3	3	Australia and Oceania		5	3

PRODUCTION OF NATURAL GAS BY REGION
Third Quarter	Second Quarter	Third Quarter			Nine months
2015	2016	2016			2015	2016
4,582	4,709	4,616	Production of natural gas (a) (b)	(mmcf/d)	4,618	4,680
532	417	453	Italy		546	460
543	486	430	Rest of Europe		540	488
2,122	2,200	2,162	North Africa		2,137	2,131
451	498	495	Sub-Saharan Africa		469	482
182	220	216	Kazakhstan		213	238
319	271	262	Rest of Asia		322	270
329	496	492	America		280	497
104	121	106	Australia and Oceania		111	114

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (462 and 390 mmcf/d in the third quarter 2016 and 2015, respectively, 452 and 393 mmcf/d in the nine months 2016 and 2015, respectively and 467 mmcf/d in the second quarter 2016).

Gas & Power

Natural gas sales by market

(bcm)
Third Quarter	Second Quarter	Third Quarter	% Ch. III Q.16		Nine months
2015	2016	2016	vs. III Q.15		2015	2016	% Ch.

7.82	8.63	8.76	12.0	ITALY	28.93	28.18	(2.6)
0.50	0.56	0.40	(20.0)	- Wholesalers	2.83	2.57	(9.2)
3.89	4.67	4.94	27.0	- Italian exchange for gas and spot markets	12.90	13.16	2.0
1.11	1.15	1.06	(4.5)	- Industries	3.62	3.35	(7.5)
0.23	0.35	0.27	17.4	- Medium-sized enterprises and services	1.15	1.28	11.3
0.28	0.09	0.22	(21.4)	- Power generation	0.72	0.52	(27.8)
0.30	0.50	0.27	(10.0)	- Residential	3.38	2.86	(15.4)
1.51	1.31	1.60	6.0	- Own consumption	4.33	4.44	2.5
12.67	12.52	11.25	(11.2)	INTERNATIONAL SALES	39.57	37.08	(6.3)
10.08	10.64	9.07	(10.0)	Rest of Europe	32.53	31.01	(4.7)
1.20	0.99	1.10	(8.3)	- Importers in Italy	3.44	3.22	(6.4)
8.88	9.65	7.97	(10.2)	- European markets	29.09	27.79	(4.5)
1.26	1.07	1.31	4.0	Iberian Peninsula	3.85	3.76	(2.3)
2.29	2.81	1.79	(21.8)	Germany/Austria	4.86	5.97	22.8
1.68	2.19	1.48	(11.9)	Benelux	6.20	5.80	(6.5)
0.10	0.14	0.06	(40.0)	Hungary	1.01	0.93	(7.9)
0.38	0.35	0.34	(10.5)	UK	1.53	1.06	(30.7)
1.83	1.39	1.50	(18.0)	Turkey	5.70	4.48	(21.4)
1.04	1.68	1.05	1.0	France	5.38	4.96	(7.8)
0.30	0.02	0.44	46.7	Other	0.56	0.83	48.2
1.88	1.21	1.45	(22.9)	Extra European markets	4.73	3.86	(18.4)
0.71	0.67	0.73	2.8	E&P sales in Europe and in the Gulf of Mexico	2.31	2.21	(4.3)
20.49	21.15	20.01	(2.3)	WORLDWIDE GAS SALES	68.50	65.26	(4.7)

Eni: members of the Watch Structure appointed

San Donato Milanese (Milan), 28 October 2016 – Yesterday, Eni’s Board of Directors changed the composition of the Watch Structure pursuant to legislative decree no. 231 of 2001. Following consultation with the Nomination Committee and the Board of Statutory Auditors, Eni’s Board of Directors has appointed Marco Bollini, Senior Executive Vice President Legal Affairs Department and Luca Franceschini, Executive Vice President Integrated Compliance, as internal members of the Watch Structure, replacing Massimo Mantovani who has assumed the position of Chief Midstream Gas & Power Officer. The decision follows the recent approval by the Board of Directors of changes to the Company’s organizational structure with the creation of the new Integrated Compliance Department, reporting directly to the CEO and separated from the Legal Department.

The other members of the Watch Structure are: Marco Petracchini, Senior Executive Vice President Internal Audit Department and Domenico Noviello, Executive Vice President Labour Law and Dispute as internal members; Attilio Befera (Chairman), Ugo Draetta, Claudio Varrone are external members. The provisions of the Model 231 have been integrated in order to ensure, in the decision-making mechanism of the Watch Structure, the prevalence of the votes cast by the external members.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

- 1 -